December 23, 2019

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

       Re: Grindrod Shipping Holdings Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 16, 2019
           File No. 001-38440

Dear Mr. Wade:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2018

Operating and Financial Review and Prospects, page 46

1. We note that voyage expenses include several significant categories, such as pool distributions, fuel costs, port expenses, and forward freight agreement derivatives.
      However, expenses for certain categories are not quantified. Please expand your disclosure to address changes in the material components of voyage expenses, in dollars and percentages, to more clearly focus your narrative on the underlying variances.
2. Please discuss any known trends or uncertainties that are reasonably likely to have a material effect on your profitability, such as the recent change in regulations requiring a reduction in sulfur emissions, from 3.5% of fuel content to 0.5%, which you indicate on page 39 could have a material negative impact on your results.
 Martyn Wade
FirstName LastNameMartyn Ltd.
Grindrod Shipping Holdings Wade
Comapany23, 2019
December NameGrindrod Shipping Holdings Ltd.
December 23, 2019 Page 2
Page 2
FirstName LastName
         For example, quantifying the volumes of fuel consumed in ship operations each period as well as average fuel costs, and providing either your anticipated change in fuel costs or a sensitivity analysis, may suffice. Please refer to Part I, Item 5.A and 5.D of Form 20-F, if you require further clarification or guidance.
Financial Statements
Consolidated and Combined Statements of Cash Flows, page F-6

3. We note that you report proceeds from the disposal of ships as revenue and the cost of ships sold as a cost of sales in your Statements of Profits or Loss, presumably with reliance on paragraph 68A of IAS 16. However, we also see that you include both capital expenditures to acquire ships and proceeds from the disposal of ships as separate line items in the operating section of your Statements of Cash Flows.

         Please clarify how you have applied the guidance in paragraphs 16(a) and (b) of IAS 7, in reporting this activity in the operating section of your Statements of Cash Flows.
Note 2-Significant Accounting Policies, page F-8

4. We understand from your disclosures on pages 33 and 34 that you have vessels operating in commercial pools that you manage and in pools that are managed by others. Please include an accounting policy disclosure that reflects your consideration of the guidance in paragraphs B34 through B38 of IFRS 15, regarding your principal versus agent and gross versus net presentation determinations, and indicate how you report your allocations of amounts attributable to participants in pools for which you are the manager/principal.

         Please describe the scope of your responsibilities for these pools, also the composition of the vessels managed in each pool, duration of the agreements, and extent of your economic interests or the number of your ships in the pools in relation to ships owned by others. Tell us the amounts of the revenues and expenses that you report for each period that relate to pool agreements in which you were the manager/principal, and the amounts of such revenues and expenses retained based on your share of the pools.

         If you have vessel pool arrangements that you manage but are accounting for as an agent, please provide the analyses that you performed in formulating your accounting policy and please submit copies of the vessel pool agreements that were the most significant during
         2018, in your role as a manager/principal, manager/agent, and non-manager/agent.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Martyn Wade
Grindrod Shipping Holdings Ltd.
December 23, 2019
Page 3

       You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant at (202) 551-3706 with any questions.



FirstName LastNameMartyn Wade                            Sincerely,
Comapany NameGrindrod Shipping Holdings Ltd.
                                                         Division of
Corporation Finance
December 23, 2019 Page 3                                 Office of Energy &
Transportation
FirstName LastName